Filed by Aon Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  ASI Solutions Incorporated
Commission File No. 000-22309





                    Aon TO ACQUIRE ASI SOLUTIONS INCORPORATED;
     STRENGTHENING HUMAN RESOURCES ADMINISTRATION AND COMPENSATION CONSULTING
                            CAPABILITIES FOR CLIENTS


Chicago, IL - February 23, 2001 - Aon Corporation (NYSE: AOC) announced today that it has entered into a definitive agreement to acquire ASI Solutions
Incorporated (ASI), (NASDAQ: ASIS), a worldwide provider of human resources administration and compensation consulting services, headquartered in New York. ASI will operate as part of Aon Consulting Worldwide, Inc. The transaction involves an exchange of Aon common shares for ASI shares and is subject to regulatory and ASI shareholder approval. The transaction is expected to be completed within the next 90 days. The proposed acquisition is not expected to have a material impact on Aon's earnings per share in 2001.

      "Our clients increasingly face critical issues of attraction, retention and productivity of employees and we believe ASI addresses these key needs," stated Patrick G. Ryan, chairman and chief executive officer, Aon Corporation. "ASI will extend our services in employment process outsourcing, performance improvement services, and compensation consulting--including McLagan Partners, the leading compensation consultancy to the financial services industry."

      ASI has over 500 employees worldwide with offices in New York, Chicago, Melville (NY), St. Louis, San Francisco, Stamford (CT) and Washington, D.C., as well as London, Tokyo and Hong Kong. ASI was named one of Forbes Magazine's 100 Best Small Companies in 2000.

      Donald C. Ingram, chairman and chief executive officer, Aon Consulting Worldwide, stated: "By adding ASI's capabilities we will greatly strengthen our human resources outsourcing and compensation consulting services. Together withp ASI's management team, we look forward to building our worldwide business."

      ASI is a leading international provider of human resources outsourcing services for large organizations that strive to hire, train and develop a higher quality, more effective workforce. Services include three core areas: performance improvement, employment process outsourcing and compensation and market share studies. For over 20 years, ASI has provided solutions for organizations which outsource all or a portion of these human resource functions.

      Bernard F. Reynolds, chief executive officer of ASI, commented: "By joining forces with one of the largest employee benefit, human resources and management consulting organizations in the world, we know that our ability to broaden, deepen and expand the quality services we offer both our clients and Aon's will be assured into the future. At the same time, our management and staff will become an integral part of an excellent company committed to growing this business through continued investment in people and solutions that provide outstanding client service. We look forward to making that journey together."

About Aon

      Aon Corporation (www.aon.com) is a holding company that comprises a family of insurance brokerage, consulting and insurance underwriting subsidiaries. Aon's common stock is listed on the New York, Chicago, Frankfurt and London stock exchanges.

      Aon Consulting Worldwide is among the world's top global human resource consulting firms with 2000 revenues of $770 million and 6,600 employees in over 120 offices worldwide. Aon Consulting delivers integrated solutions to help clients with employee benefits, compensation, human resources and management consulting.


                                      ###


This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements concerning the possible outcome of the transaction, the impact of the transaction on ASI or Aon or the price of their stock, and the anticipated timing of the closing. Any such statements are subject to risks that could cause the actual results to vary materially from historical results or those anticipated, depending on a variety of factors including ASI's or Aon's ability to satisfy the closing conditions set forth in the merger agreement, general economic conditions in different countries around the world, fluctuations in global equity and fixed income markets, changes in commercial property and casualty premium rates, the competitive environment, the actual cost of resolution of contingent liabilities, the final form of the business transformation plan, the ultimate cost and timing of the implementation thereof and the actual cost savings and other benefits resulting therefrom. Further information concerning the company and its business, including factors that potentially could materially affect the company's financial results are contained in the company's filings with the Securities and Exchange Commission.


Aon Corporation plans to file a registration statement with the SEC which will include a proxy statement/prospectus that ASI Solutions Incorporated plans to mail to its stockholders containing information about the merger. Investors and securityholders of Aon and ASI are advised to read the proxy statement/prospectus carefully when it becomes available because it will contain important information about Aon and ASI, the merger, the persons soliciting proxies related to the merger, their interest in the merger, and related matters. Investors and securityholders may obtain free copies of the proxy statement/prospectus (when available) and other documents filed by Aon at the Securities and Exchange Commission's website at http://www.sec.gov. Free copies of the proxy statement/prospectus also will be available from Aon by directing such requests to the attention of Sean O'Neill, Vice President, Financial Relations, 312-701-3983.